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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Received
FEB 26 2018
WASH, D.C.

SEC FILE NUMBER
8-69303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Partners & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, Suite 2626
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Boemo (212) 632-6386
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, David J. Boemo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Partners & Co. LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE M MASON
Notary Public - State of New York
NO. 01MA6173498
Qualified in Queens County
My Commission Expires 8/27/19

Signature

CFO / FINOP

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3Exemption Report
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corporate Partners & Co. LLC

Financial Statements and
Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2017

CORPORATE PARTNERS & CO. LLC

TABLE OF CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Corporate Partners & Co. LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Corporate Partners & Co. LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 20, 2018

CORPORATE PARTNERS & CO. LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS:		
Cash	$	250,458
Other assets		5,917
Total assets	$	256,375
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	66,875
Due to affiliate		31,369
Total liabilities		98,244
MEMBER'S EQUITY:		158,131
Total liabilities and member's equity	$	256,375

See accompanying notes to financial statements.

CORPORATE PARTNERS & CO. LLC

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS

Corporate Partners & Co. LLC, formerly Corporate Partners Advisors LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware. The Managing Member and sole owner of the Company is CPXR, LLC (the "Managing Member").

The principal business activity of the Company is to provide a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Effective July 15, 2014, the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Uses of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk – The Company maintains its cash balances at one financial institution, Citibank N.A. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

Concentrations of Revenue – During the year ended December 31, 2017, 100% of the Company's revenues were from one customer.

Income Taxes – As a single-member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner, the Managing Member. The Managing Member files a New York City unincorporated business tax ("UBT") return and a portion of this tax is allocated to the Company based on its pro-rata earnings. At December 31, 2017, the Managing Member has determined that the Company has a tax liability of approximately $27,000 related to its share of UBT, which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

At December 31, 2017, the Managing Member has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Managing Member is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

Revenue Recognition – Fee income is recorded in accordance with the terms of the advisory agreements and, where applicable, is recognized on a pro rata basis over the term of the respective agreements.

3. RELATED PARTY TRANSACTIONS

In accordance with the Expense Sharing Agreement dated November 5, 2013, as amended on October 1, 2016, Corporate Partners II Management LLC (the "Affiliate") charged the Company for its allocated share of certain overhead expenses, totaling approximately $376,000 for the year ended December 31, 2016.

4. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $152,214, which was $145,664 in excess of its required net capital of $6,550. The Company's ratio of aggregate indebtedness to net capital was .65 to 1 at December 31, 2017.

5. COMPLIANCE WITH RULE 15C3-3

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

6. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a Company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management is currently evaluating the impact of the adoption of Topic 606 on the Company's financial statements and expects that it will have minimal impact to the Company.

7. SUBSEQUENT EVENTS

The Company evaluated events and transactions occurring after December 31, 2017 through February 19, 2018, which is the date that these financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Based on the Company's evaluation, there are no subsequent events that require disclosure.